Cantabio Pharmaceuticals Inc.

May 5, 2017

Suzanne Hayes
Joseph McCann
Jeffery Gabor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720
 Mail Stop 4546

Via EDGAR

Re:            Cantabio Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed March 1, 2017
File No. 333-216370

Dear Ms. Hayes, Mr. McCann and Mr. Gabor:

This letter is in response to your letter of March 29, 2017 in which you provided comments on the Registration Statement on Form S-1 (the “Initial Registration Statement”) of Cantabio Pharmaceuticals Inc. (the “Company”).  Subsequent to your letter, we amended and restated the Securities Purchase Agreement pursuant to which we sold the Convertible Notes that may be converted into the shares being registered by the Initial Registration Statement. As a result, we withdrew the Initial Registration Statement prior to it being declared effective by the U.S. Securities and Exchange Commission (the “Commission”).  Simultaneous with the submission of this response, we are filing a new registration statement on Form S-1 (the “New Registration Statement”) that reflects the modified transaction structure and provides disclosure and responses as requested in your comments below.  Capitalized terms used in this letter but not otherwise defined herein shall have the meaning given to them in the New Registration Statement.
To assist in your review of the New Registration Statement, we set forth below in bold and italics the comments in your letter followed by our responses to each comment.
General

1.
We note that you are registering the resale of 6,000,000 shares underlying convertible notes with a floating conversion rate. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise the prospectus accordingly and identify the selling stockholder as an underwriter. To the extent that you disagree with our assessment, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). For guidance, refer to Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09 and include discussion in your analysis concerning the following:

•	the floating rate Conversion Price and Default Conversion Price applicable to the Notes;
•
the Monthly Payments due in the event the market price of the common stock price falls below $.10, including the associated Redemption Premiums and Deferral Payments, which are payable in common stock and do not appear to be subject to a conversion price floor;

•	the anti-dilution provisions contained in the Notes, as referenced in your fee table;
•	your ability to service the $600,000 of debt at the end of the one-year maturity term;
•	your ability to service the Monthly Payments in the event these penalty payments become due after six months; and
•	the selling stockholder’s security interest in all of your corporate assets and its ability to disapprove the incurrence of additional indebtedness pursuant to section 7.3 of the Security Agreement.

We have reduced the number of shares that we attempting to register for resale under the New Registration Statement from 6,000,000 to 4,000,000. We did not believe the proposed registered resale of the 6,000,000 shares of common stock under the Initial Registration Statement was an indirect primary offering, and more emphatically and for the reasons set forth below, we do not believe that the proposed resale of the reduced number of shares by the Selling Stockholders as contemplated in the New Registration Statement is an indirect primary offering.
The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.
C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
In our view, based on a review of all of the above factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Factor 1: How Long the Selling Shareholders Have Held the Shares

All of the Convertible Notes have been sold prior to the filing of the New Registration Statement into which the 4,000,000 shares that we are attempting to register thereunder are convertible (the “Registration Shares”). We sold the selling stockholder 50% of the Convertible Notes by principal amount on January 25, 2017, 25% of the Convertible Notes on March 1, 2017 and 25% of the Convertible Notes on May 3, 2017. Each of such issuances was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act.
Unlike an equity line financing, the selling stockholder has purchased all of the Convertible Notes under the Securities Purchase Agreement and is currently carrying all of the investment risk associated with the Convertible Debentures. If the Conversion Price drops below the Floor Price or if the selling shareholder determines that it cannot sell enough Conversion Shares into the market, the selling stockholder will only be able to recuperate its investment through repayment of the Convertible Notes. Due to the historically limited trading volume in the Common Stock (the average daily volume in March 2017 was approximately 21,100 shares) and the stock’s low trading price (the average closing price in March 2017 was approximately $0.151), the Company believes that the selling stockholders will likely need to continue to bear the market risk of a significant portion of its investment because it could be difficult for it to sell such a large number of shares into the public market without significantly reducing the price that they would receive.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the selling stockholder acquired its Convertible Notes in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act. The Selling Stockholder made customary investment and private placement representations in the Purchase Agreement.

In the Purchase Agreement, the selling stockholder made customary investment and private placement representations to the Company, including it (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.
The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholder has any plan to act in concert to effect a distribution of the Registration Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.
Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the selling stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders’ Relationship to the Company

The selling stockholder is a private investment fund. It does not have any representative on our board of directors, nor does it have any special contractual rights as a stockholders under any stockholders’ or similar agreement. The selling stockholder is not an affiliate and is prevented by Section 4(d)(i) of the Convertible Notes from converting any portion thereof that would result in it owning more than 4.99% of the then outstanding shares of common stock.

The Selling Stockholders is not acting on behalf of the Company with respect to the Registration Shares, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement.

Factor 4: The Amount of Shares Involved

We have reduced the number of shares that we are seeking to register in the New Registration Statement to 4,000,000.  As our public float consists of 12,179,000 shares, the shares that we attempting to register on the New Registration Statement represent under 33% of the public float at the time of filing of the New Registration Statement.
We understand that where a registration statement involves more than approximately one-third of the issuer’s public float, the Staff analyzes whether the transaction is in fact a disguised primary offering rather than a valid secondary offering.1  We are seeking to register slightly less than one-third of our public float in the registration statement.   Furthermore, with the shift in the Staff’s focus to extreme convertible transactions (the intention being to not disrupt legitimate PIPE transactions),2 the secondary offering to be registered pursuant to the registration statement does not raise any of these concerns.
We believe that the Convertible Notes are not “extreme convertible” securities.  You requested that we address specific provisions of the Convertible Notes in your comment number one.  We do not believe that these provisions are of the toxic variety found in extreme convertible securities for the reasons set out below:

(i)
The conversion price for principal and interest on the Convertible Notes. Although the conversion price for the principal and interest is floating, it is set between a floor of $0.05 and $0.3107 except in the event of a default in which case the selling stockholder insisted, in order to protect its investment, that it be tied to the then current market price of our common stock.  The Redemption Premium may not be converted into shares of our common stock.

(ii)
The conversion price for Deferral Payments. In the event that at any time after the six-month anniversary of the issuance of a Convertible Note the daily VWAP is less than $0.05 for a period of twenty consecutive trading days (the “Triggering Date”) and only for so long as such conditions exist after a Triggering Date, we shall make monthly payments beginning on the last calendar day of the month when the Triggering Date occurred.  At our election, and solely at out election, we may defer such payment for one month by paying 10% of such amount then due.  Such Deferral Payment may be made in cash or in shares of common stock at a conversion price that is tied to the then market price for our common stock (though the monthly payment amount can only be paid in cash).

(iii)
The anti-dilution terms.  The Convertible Notes only contain customary “plain vanilla” structural anti-dilution protection provisions in the event of fundamental organic changes in our capital structure, such as stock splits and stock dividends, and fundamental transactions affecting all shareholders.  A fundamental transaction is defined as (a) a merger or consolidation into another entity in which we are not the surviving entity, (b) a sale of substantially all of our assets, (c) exchange offers or tender offers and (d) any reclassification of our common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property.

(iv)
Ability to service debt and make monthly payments.  We have added a risk factor to the New Registration Statement to highlight that we are not currently in a position to repay the Convertible Notes, to make pay any Redemption Premiums that may become due or to pay the Monthly Payments in the event that they become due.  Many (if not most) emerging growth companies are not in a position to service their debt as it comes due.

(v)
The security interest granted to the selling stockholder. Many early stage biopharmaceutical companies grant note holders security interests in their assets and the ability to block the issuer from acquiring additional debt for the term of the security agreement.  Given our limited operating history, lack of revenues and limited assets, we do not think these terms are outside of what the market dictates for a company in our circumstances.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The selling stockholder is private investment fund. We have been advised that it is neither a broker-dealer nor an affiliate of a broker-dealer. To our knowledge, the selling stockholder is not in the business of underwriting securities. Additionally, the issuance of neither the Convertible Notes nor the Registration Shares was not conditioned on the prior effectiveness of the Registration Statement.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, we believe that the facts do not support the determination that the selling stockholder is acting as a conduit for the Company. The Registration Shares represent less than one-third of our public float.  The Selling Stockholders acquired half of the Convertible Notes close to three months ago and the rest prior to filing the New Registration Statement. Each issuance was in a bona fide private placement transaction in which the selling stockholder made the typical investment and private placement representations to the Company. Since such time, the selling stockholder has borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of our common stock. To our knowledge, the selling stockholder is not involved in the business of underwriting securities. The Selling Stockholders is not acting on our behalf with respect to the Registration Shares.

For the reasons described above, we submit to Staff that the proposed resale of the Registration Shares by the selling stockholder as contemplated by the New Registration Statement is appropriately characterized as a secondary offering.

2.
In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor’s satisfactory completion of its due diligence requirements. With respect to your second and third PIPE closings, it appears that the selling stockholder is not irrevocably bound to purchase your shares. Without limitation, we refer to the Securities Purchase Agreement’s conditions to buyer’s purchase obligations contained in sections 7(e), 7(i), 7(l) and (7)(p) as well as the assignment clause contained in section 9(f). Accordingly, please revise to remove the common shares underlying the convertible debt potentially issuable in these two closings. For guidance, refer to Compliance Disclosure Interpretations, Securities Act Sections, Question 139.11.

We have withdrawn the Initial Registration Statement, and do not believe that this comment is applicable to the New Registration Statement.  On May 3, 2017, prior to the filing of the New Registration Statement, we amended and restated the Securities Purchase Agreement originally entered into on January 25, 2017 (the “Amendment Agreement”, which amendment is included as an exhibit to the New Registration Statement).  The Amendment Agreement provides that the Selling Shareholder will purchase the remaining $150,000 of Convertible Debentures on the first business day after the date on which we file the New Registration Statement with the Commission.
Fee Table

3.            Please explain to us how Footnote 1 to the table is consistent with Rule 416.

The purpose of this footnote was to indicate that we were attempting to register any securities that might be issued in connection with stock splits, stock dividends, or similar transactions applicable to our common stock.  As Rule 416 of the Securities Act states that, unless otherwise expressly provided in a registration statement, a registration statement shall be deemed to cover the additional securities to be offered or issued in connection with any such stock split, stock dividend or similar transaction, this footnote is not necessary.  As a result, we have removed that footnote from the New Registration Statement.

Prospectus Summary, page ii

Business Overview, page ii

4.	Please revise the Summary to highlight your disclosure on page 11 concerning the additional funds needed over the next three years to advance your research programs.

We have revised the Summary of the New Registration Statement per your comment.

The Offering, page ii

5.
We note your disclosure indicating that the selling stockholder may not assign or transfer its rights and obligations under the Purchase Agreement. However, Exhibit 10.1, Section 9 (f) states: “This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Convertible Debentures.” Accordingly, please revise your disclosure concerning assignment and transfer, or advise.

We have revised the disclosure in the New Registration Statement per your comment.

Special Note..., page iii

6.	Please revise to clarify your obligations to update the prospectus to reflect material changes.

We have revised the disclosure in the New Registration Statement to reflect that we will update the forward-looking statements as required by law.

The Purchase Agreement, page 17

7.
We note your disclosure in the third paragraph on page 17 indicating that the security interest on all of your assets expires based on effectiveness of the registration statement and the market VWAP of your common stock. With reference to Article 2 of the Security Agreement, please tell us what provision of the Security Agreement provides that the security interest expires prior to the payment in full of the convertible notes and all other liabilities and obligations contained in the applicable Transaction Documents.

We refer you to Section 8.6 of the Security Agreement which reads in full (with underlines added for emphasis):

This Agreement shall create a continuing security interest in the Collateral and shall: (i) remain in full force and effect until the earlier of (x) satisfaction in full of the Obligations or the satisfaction of both of the following at the same time (y) the Issuer’s Registration Statement with respect to the shares in respect of the Convertible Debentures issued in connection with the Purchase Agreement is effective and (z) the closing price of the common stock of the Issuer is greater than the Floor Price (as defined in the Convertible Debentures) for a period of 20 consecutive Trading Days; (ii) be binding upon each Grantor and its successors and assigns; and (iii) inure to the benefit of the Secured Party and its successors and assigns. If the Issuer’s Registration Statement with respect to the shares in respect of the Convertible Debentures issued in connection with the Purchase Agreement be declared effective, but the closing price of the common stock of the Issuer not be greater than the Floor Price, then the security shall remain in place until such time that the Floor price has been met for 20 consecutive Trading Days, at which time it will terminate. Upon the indefeasible payment or satisfaction in full of the Obligations, this Agreement and the security interest created hereby shall terminate, and, in connection therewith, each Grantor shall be entitled to the return, at its expense, of such of the Collateral as shall not have been sold in accordance with this Agreement or otherwise applied pursuant to the terms hereof and the Secured Party shall deliver to the Grantors such documents as the Grantors shall reasonably request to evidence such termination.

Business, page 19

General Information, page 20

8.	With reference to your disclosures on pages 31 and F-7 concerning Gardedam Therapeutics, please revise to discuss briefly Gardedam’s business and corporate history prior to the 2015 reverse merger.

We have included in the New Registration Statement a discussion of Gardedam’s business and corporate history prior to the reverse merger.

About the Business, page 20

9.	Please revise to discuss what preclinical research you have conducted to date with respect to each of the four product candidates you identify.

We have revised the New Registration Statement to include a discussion of the preclinical research for each of the four product candidates.

Patents and Intellectual Property Rights, page 21

10.            We note from your disclosures on pages 1, F-9 and F-12 that your business relies on licensed intellectual property for your CB101, CB301, and CB401 programs. Please disclose the material terms of these agreements in the Business section, including the termination provisions referenced in your risk factor disclosure. Also, file your agreements as exhibits or provide an analysis supporting your determination that you are not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

We have included a summary of the material terms under which we acquired the licensed intellectual property.  We have filed the agreements as exhibits (by incorporating them from our prior filings with the Commission) to the New Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses, page 27 and 28

11.
Please disclose any unusual or infrequent events or transactions that materially affected your results of operations and indicate the extent to which income was affected. In addition, describe any other significant components of expenses that are necessary to understand your results of operations. In this regard, we note the additional disclosure provided in your Form 10-Q for the nine months ended December 31, 2016 and the Form 10-K for the years ended March 31, 2016.

We believe that we have addressed in the New Registration Statement those events and transactions that materially affected our results of operations and disclosed those significant components of expenses that are necessary to understand our results of operations.  We have incorporated into the New Registration Statement the additional disclosure in our Form 10-Q for the nine months ended December 31, 2016 and in our Form 10-K for the year ended March 31, 2016.

Management, page 31

12.
Please revise to clarify Dr. Sawyer’s business experience during the past five years. In this regard, ensure that his principal occupations and employment are disclosed. Refer to Regulation S-K, Item 401(e).

We have revised the disclosure in the New Registration Statement to include this information.

Report of Independent Registered Public Accounting Firm, page F-2

13.
The auditors’ report states in the first paragraph that the auditor has audited the balance sheets as of March 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended. However the third paragraph only opines on the year ended March 31, 2016. Please ask the auditor to revise the opinion to opine on the year ended March 31, 2015 or include an auditors’ report that covers the financial statements for the year ended March 31, 2015.

The opinion has been revised per your comment and is included in the New Registration Statement.

Consolidated Financial Statements as of March 31, 2016 and 2015, audited Notes to Consolidated Financial Statements
NOTE 7 – Capital Stock, page F-1

14.
Please reconcile your discussion in this note with the presentation on your consolidated statements of cash flows where you disclose that you received $600,000 cash from share subscriptions during the period ended March 31, 2016. Also, please reconcile your discussion in Note 7 on page F-18 to the statements of cash flows on page F-15. Clarify the status of shares held in escrow and tell us how they are presented in your financial statements.

We do not believe that there is a discrepancy between the Consolidated Statements of Cash Flows in our financial statement for the fiscal year ended March 31, 2016 and Note 7 thereto.  Such Consolidated Statements of Cash Flows state that we received $600,000 of cash from financing activities whereas the corresponding Note 7 sets out that in that fiscal year we received (i) $500,000 from a syndicate of investors who signed a memorandum of understanding on April 12, 2015, and a subscription agreement on October 31, 2015 and (ii) $100,000 from a private investor on August 18, 2015.

We also do not believe that there is a discrepancy between the Consolidated Statements of Cash Flows in our unaudited financial statement for the period ended December 31, 2016 (page F-18) and the corresponding Note 7 (page F-15). Such Consolidated Statements of Cash Flows are for the nine months ended December 31, 2016 and 2015 whereas Note 7 to such financial statement is for subsequent events.  The agreement mentioned in such Note 7 occurred after the periods that are covered by the Consolidated Statements of Cash Flows contained in those financial statements and so cannot be included therein.

As for the shares mentioned in your comment, they were to be placed in escrow pursuant to the relevant subscription agreement (see exhibit 10.5 to our annual report on Form 10-K for the fiscal year ended March 31, 2016) that stated that no shares would be transferred to the subscribers until they provided us with all of the funding due on the second and third payment dates under that agreement.  An escrow account has not yet been set up, the shares have not yet been issued and we are awaiting compliance with the subscription agreement prior to issuance.  The subscribers have missed the dates for the second and third payments under the subscription agreement.  The investment covered by this agreement is separately identified in the Equity section of the balance sheet under the heading “Stock Subscriptions”.

Sales of Unregistered Securities, page 39

15.	Please revise to provide the disclosure for the three-year period required by Regulation S- K, Item 701.

We have revised the New Registration Statement to include disclosure on each of the sales of unregistered equity securities in the past three years.

Exhibits, page 39

16.	We refer to your disclosures on page 31. Please file your employment and consulting agreements with your executive officers as exhibits. Refer to Regulation S-K, Item 601(b)(10)(ii)(A).

We have filed these agreements as exhibits to the New Registration Statement.

Signatures, page 41

17. Please identify who is signing in the capacity as principal financial officer.

The New Registration identifies who is signing the capacity as principal financial officer.
In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the New Registration Statement, (ii) comments from the staff  of the Commission does not foreclose the Commission from taking any action with respect to the New Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Thomas Roger Sawyer
Chief Operating Officer

1 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

2 For examples of Staff concerns regarding “extreme convertible” securities, please see American Leisure Holdings, Inc. (Public Availability Date: November 6, 2007), Securities and Exchange Commission, (Nov. 6, 2007); Attitude Drinks Inc. (Public Availability Date: June 10, 2008), Securities and Exchange Commission, (Jun. 10, 2008); and Wellquest Medical & Wellness Corp. (Public Availability Date: December 16, 2008), Securities and Exchange Commission, (Dec. 16, 2008); see also Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.